Form 10-K, Exhibit 13
period 1995-07-01
KEY TRONIC CORP
filed 1995-09-29
CIK 719733

KEY TRONIC TEN-YEAR FINANCIAL HIGHLIGHTS

                              1995      1994      1993      1992      1991       1990      1989      1988      1987      1986

                                                               (Dollars in millions, except share amounts)

Net Sales                   $207.5    $159.4    $123.3    $124.0    $141.0     $140.2    $145.9    $136.0    $107.6    $111.7

Operating Income (loss)        9.8      (8.3)      3.7      (7.7)     (7.5)       0.5       2.9     (14.1)      0.7       0.9

Net Income (Loss)              4.4      (1.1)      3.8      (7.5)     (7.7)       1.5       3.1     (11.0)      0.5       0.6

Earnings (Loss) per share      .43     (0.13)     0.42     (0.96)    (1.00)      0.18      0.37     (1.28)     0.06      0.06

Depreciation/amortization      8.9       8.6       6.3       6.9       5.4        6.5       8.6       8.4       8.9      10.1

Total Assets                 115.1     101.9      61.8      62.2      68.6       75.4      80.8      78.2      86.8      87.7

Net working capital           37.7      28.5      20.0      17.2      19.7       33.9      38.0      31.4      40.5      36.7

Long-term Debt(net of current)28.5      26.6       0.8       0.8       0.1        0.0       1.1       2.6       2.3       3.6

Shareholders' equity          51.3      44.5      43.4      40.5      46.4       54.9      56.7      53.4      66.3      65.6

Book value/share              6.06      5.38      5.54      5.21      6.00       7.09      6.79      6.33      7.53      7.37

Cash dividends per share         0         0         0         0         0          0         0         0         0         0

Number of shares outstanding
at year-end (thousands)      8,456     8,271     7,837     7,757     7,736      7,736     8,356     8,429     8,809     8,898

Number of employees          2,925     2,163     1,204     1,618     2,241      2,127     2,351     2,021     1,986     2,078
(year-end)

RESULTS OF OPERATIONS
1995: The results of operations improved each quarter due to an increase in sales from new products and programs to Original Equipment Manufacturing customers. The increased sales volume and the benefit of operating a full year in the company's Juarez, Mexico plant resulted in a lower cost of goods sold which allowed the company to improve its gross margins. Also, the company's operating expenses decreased, primarily due to lower selling expenses and the restructuring provision recorded in 1994 not recurring in the current year.

The large declines in average selling price (ASP) experienced in 1993 and 1994 slowed significantly in 1995. This resulted from the addition of new value-added products at higher ASP's.

To accommodate the increase in sales, the company increased its manufacturing capacity through additional investment in molding, membrane production, and assembly facilities.

For the year, total unit volume increased by 31.4% while ASP declined by 3.9%. Gross profit percentage increased by 4.6% from the prior year to 15.3% in 1995.

1994: In the first quarter of 1994 the company acquired substantially all of the assets and liabilities of the Honeywell Keyboard Division (HKD) (See Note 15 to the financial statements). As a result of this acquisition the company broadened both its revenue base and its product base. The company also took advantage of many cost saving opportunities. The acquisition had an insignificant impact on Research, Development and Engineering costs as most functions of the combined companies were similar and duplicate functions were eliminated. Similarly, most Sales and Marketing costs were duplicate and only an outside sales force was retained. Certain General and Administrative functions remained as they were necessary to support facilities in New Mexico and Mexico. Manufacturing labor was reduced in the fourth quarter as labor intensive products were relocated to the facility in Juarez, Mexico.

Despite declining average selling prices (ASP), revenue for 1994 increased by 29.3% due to strong unit volume growth and the addition of HKD products. Cost reduction efforts continued into 1994 but were outpaced by the decline in ASP resulting in decreased gross profit margins. To compensate for this, decisions were made in the third quarter to restructure manufacturing operations. The company's assembly plant in Cheney, Washington was closed and production of that plant was redeployed to other company plants where lower costs could be attained. The resulting provisions for this restructuring generated a charge of $1.0 million in the third quarter (see Note 14 to the financial statements). $144,000 of this was paid in the fourth quarter. The balance of this charge was paid in fiscal 1995.

Unit sales increased by 75.5% over the year while ASP declined 25.6%. Gross profit percentage decreased by 12.2% to 10.7% in 1994 compared to 1993.

NET SALES
Net sales in 1995 were $207.5 million compared to $159.4 million and $123.3 million in 1994 and 1993, respectively. These were increases of 30.1% and 29.3% in 1995 and 1994, respectively. The average unit selling prices of the company's keyboard products declined by 3.9% in 1995 and by 25.6% in 1994. Offsetting these price declines were increases in unit volumes of 31.4% and 75.5% in 1995 and 1994, respectively. HKD products accounted for 76.5% of the increase in 1994.

COST OF SALES
In 1995, cost of sales was 84.7% of sales compared to 89.3% in 1994 and 77.1% in 1993. In 1995 the cost of sales percentage decreased due to the redeployment of production from the company's Cheney, Washington plant to other lower cost facilities, and lower costs as a result of the increased volume. In 1994, the increase in cost of sales as a percent of revenue resulted from the need to sell older, base line products at significantly reduced prices in order to remain in the market. After the acquisition of HKD the company operated two assembly facilities at significantly less than full capacity, which negatively affected gross margins. The company provides for warranty costs based on historical analysis and anticipated product returns. The amounts charged to expense were $1,001,000, $647,000, and $766,000, in 1995, 1994, and 1993,
respectively. Warranty costs increased in 1995 due to the increase in sales and changes in product mix. The company provides for obsolete and nonsaleable inventories based on specific identification of inventory against current demand and recent usage. The amounts charged to expense were $2,907,000, $1,758,000, and $534,000, in 1995, 1994, and 1993, respectively.
The increases in 1995 and 1994 were due to the discontinuance of certain products and the reduction of the related inventory to net realizable value.

RESEARCH, DEVELOPMENT AND ENGINEERING
The company's research, development and engineering (RD&E) expenses were $6.1 million, $5.8 million, and $6.7 million, in 1995, 1994, and 1993,
respectively.   As a percentage of sales, these expenses were 3.0%, 3.7%, and
5.4%, respectively. In 1995 and 1994 the company focused most of its RD&E efforts on products for large Original Equipment Manufacturers, thereby reducing the quantity of projects on which the company was working compared to 1993. Consequently, spending decreased both in dollars and as a percentage of revenue in 1994 when compared to 1993, and dollar spending was only slightly higher in 1995 from 1994.

SELLING EXPENSES
Selling expenses were $5.0 million, $7.4 million, and $7.6 million, in 1995, 1994, and 1993, respectively. Selling expenses as a percent of sales were 2.4%, 4.6%, and 6.2%, respectively. The significant decrease in 1995 is due to reduced spending in advertising, travel and commissions. The reduction in advertising is due to less general advertising in industry publications. The reduction in travel is due to a reduction in the company's sales force. The company ceased using outside sales representatives in 1995 and commission payments were reduced accordingly. In 1994 the acquisition of HKD did not have a material impact on selling costs since duplicate costs were eliminated. Consequently, 1994 selling expenses remained relatively unchanged in real terms from 1993 but declined as a percent of revenue.

GENERAL AND ADMINISTRATIVE
General and administrative expenses were $10.8 million, $11.0 million, and $10.3 million, in 1995, 1994, and 1993, respectively. G&A expenses in 1995 includes recoveries of previously written off accounts receivable totaling $310,000 and the reversal of certain litigation reserves in the amount of $517,000. The increase in 1994 was primarily due to severance costs related to management personnel changes and costs related to administrative functions added as a result of the HKD acquisition. The company provides for doubtful accounts primarily based on specific identification. The amounts charged to expense were $361,000, $542,000, and $713,000, in 1995, 1994, and 1993, respectively.
General and administrative costs as a percentage of sales were 5.2%, 6.9%, and 8.3%, in 1995, 1994, and 1993, respectively.

INTEREST EXPENSE AND OTHER
The company had interest expense of $3,486,000, $1,849,000, and $123,000 in 1995, 1994, and 1993, respectively. The increase in 1994 is related to the debt incurred in the first quarter of 1994 due to the acquisition of HKD. The increase in 1995 is due to this debt being outstanding the entire year, an increase in the company's revolving line to support the growth in working capital, and higher interest rates than in 1994.

The company earned $110,000, $146,000, and $374,000 in 1995, 1994, and 1993,
respectively, from investing in short term securities and commercial paper. Interest income is included in Other (Income) Expense. A gain of $470,000 recognized upon the sale of the company's printed circuit board and sheet metal operations is also included in Other (Income) Expense in 1993.

INCOME TAXES
The company had income tax expense of $2,203,000, $8,000, and $522,000, in 1995, 1994 and 1993, respectively. $201,000 of the 1995 income tax expense and all of the income tax expense in 1994 and 1993 was a result of income tax on foreign operations. The company has tax loss carryforwards of approximately $33.7 million which expire in varying amounts in the years 2003 through 2009. In 1995 and 1993 the company's effective tax rates were 33.3% and 11.9%, respectively, differing both years from the statutory rate principally because of lower tax rates on foreign earnings. There was no effective tax rate for 1994 as the company had a net loss. In 1994 the company adopted "Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes" (See Note 7). The effect on the company's operations was to increase net income by $8,750,000. Additionally, a deferred tax asset of $8,750,000 was recorded, which was net of a valuation allowance of $5,416,000. The balance of the deferred tax asset on July 1, 1995 was $6,800,000, which was net of a valuation allowance of $6,651,000. The increase in the valuation allowance is based on management's estimate of the future realizable value of the net deferred tax asset. In recording this deferred tax asset, the company considered both negative and positive evidence. Negative evidence includes the fact that the company had sustained taxable losses in three of the four years prior to adoption. The company operates in a volatile industry which has seen average selling prices decline significantly due to foreign competition. Also, the company incurred a significant amount of debt as a result of the acquisition of the keyboard division of Honeywell in 1994. This is offset by positive evidence including greatly reduced product costs as a result of moving production to Juarez, Mexico, where a lower wage base can be attained and lower operating expenses by reducing commissions for sales representatives.
The company was awarded significant new programs by new large OEM customers, which have and are expected to improve revenues and profits. As a result, backlogs grew to $35.5 million at the end of fiscal year 1994 from $15.1 million at the previous year end. Backlogs continued to grow in fiscal 1995 to a balance of $42.8 million by year end. In order to fully utilize this deferred tax asset, the company must generate approximately $20,000,000 in taxable income before the net operating loss carryovers expire. These loss carryovers expire in varying amounts in the years 2003 through 2009.
Management believes that the positive evidence outweighs the negative evidence, and it is more likely than not that the company will generate sufficient taxable income to allow the realization of the deferred tax asset within the next three or four fiscal years.

INTERNATIONAL (ASIA, EUROPE, MEXICO)
As part of the acquisition of HKD, the company acquired an assembly facility in Juarez, Mexico. This subsidiary, Key Tronic Juarez, SA de CV, is primarily used to support the company's domestic operations. At the end of 1992, the company decided to discontinue the activities of one of its subsidiaries, Key Tronic Taiwan Corporation. This subsidiary, which was primarily an assembly facility, began operations in January 1984 and was initially set up to serve the Asian market. In July 1985, the company opened Key Tronic Europe, Ltd. (KTEL), a keyboard manufacturing facility in Dundalk, Ireland. KTEL serves the European market.

Foreign sales from worldwide operations, including domestic exports, were $83.2 million in 1995 compared to $68.2 and $53.0 million in 1994 and 1993, respectively. Foreign sales were 40.1% of net sales in 1995 compared to 42.8% and 43.0% in 1994 and 1993, respectively. Sales from KTEL represented 18.3% of consolidated sales to unaffiliated customers in 1995, compared to 19.5% in 1994 and 27.5% in 1993 (Note 10), respectively.

CAPITAL RESOURCES AND LIQUIDITY

The company generated (used) cash flow from operating activities of $3.2 million, $(.7) million, and $3.6 million in 1995, 1994, and 1993, respectively. Capital expenditures were $7.7 million, $5.2 million, and $7.8 million in 1995, 1994, and 1993, respectively. The company's cash position decreased by $.5 million in 1995 compared to decreases of $1.9 million and $3.9 million in 1994 and 1993, respectively. The company had working capital of $37.7 million and $28.5 million at July 1, 1995 and July 2, 1994. The increase in working capital was due primarily to higher trade receivables resulting from increased sales.

Trade receivables were $34.0 million at July 1, 1995, an increase of $8.5 million from 1994. Trade receivables increased primarily because of higher sales. Inventories were $26.9 million and $21.8 million at July 1, 1995 and July 2, 1994. The increase in inventory is to support the increase in sales.

On October 24, 1994, the company entered into a secured financing agreement with The CIT Group/Business Credit, Inc. (CIT). The agreement contains covenants that relate to minimum net worth, minimum working capital, income statement and balance sheet ratios and restricts investments, disposition of assets, and payment of dividends. The agreement contains a $12,000,000 term note and a revolving loan for up to $28,000,000. The agreement is secured by the assets of the corporation (Note 5). At July 1, 1995 there was $10.6 million available for use under the revolving loan. In 1994 the company maintained a $5.0 million secured revolving credit agreement. This credit line had $.7 million available for use at July 2, 1994. At July 1, 1995 and July 2, 1994, the company was in compliance with all debt covenants and restrictions.

The company anticipates that capital expenditures of approximately $9.7 million will be required during the next fiscal year. Capital expenditures are expected to be financed through cash balances, cash flow from operating activities and capital leases.





ITEM 8:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


            KEY TRONIC CORPORATION AND SUBSIDIARIES
                  Consolidated Balance Sheets


                                                                July 1, 1995              July 2, 1994
                                                                ------------              ------------
                                                                             (in thousands)

ASSETS

Current Assets:

Cash and cash equivalents                                           $  4,455                  $  4,996
Trade receivables, less allowance for
doubtful accounts of $1,185 and $1,539                                33,964                    25,435
Inventories (Note 2)                                                  26,883                    21,787
Real estate held for sale                                              2,243                     2,339
Deferred income tax asset, net (Note 7)                                1,531                     2,940
Other                                                                  3,932                     1,838
                                                                    --------                  --------
  Total current assets                                                73,008                    59,335
                                                                    --------                  --------

Property, Plant, and Equipment - at cost
 (Notes 3,6, and 14)                                                  89,255                    82,348
  Less accumulated depreciation                                       55,387                    47,579
                                                                    --------                  --------

  Total property, plant, and equipment                                33,868                    34,769
                                                                    --------                  --------

Other Assets:

Other, (net of accumulated amortization of
 $286 and $0)                                                          1,283                       254
Deferred income tax asset, net (Note 7)                                5,269                     5,810
Goodwill (net of accumulated amortization                              1,658                     1,760
 of $128 and $14)                                                   --------                  --------

                                                                    $115,086                  $101,928
                                                                    ========                  ========

See notes to consolidated financial statements



            KEY TRONIC CORPORATION AND SUBSIDIARIES
                  Consolidated Balance Sheets


                                                                July 1, 1995              July 2, 1994
                                                                ------------              ------------
                                                                             (in thousands)


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable                                                    $ 21,650                  $ 17,159
Current portion of long-term obligations
 (Note 5)                                                              5,433                     4,721
Interest payable                                                         329                       687
Accrued compensation and vacation (Note 14)                            4,152                     2,929
Accrued taxes other than income taxes                                  1,468                     1,496
Other (Notes 9 and 14)                                                 2,289                     3,828
                                                                    --------                  --------

  Total current liabilities                                           35,321                    30,820
                                                                    --------                  --------

Long-term Liabilities:

Long-term obligations, less current portion
 (Note 5)                                                             28,499                    26,596
                                                                    --------                  --------

  Total long-term liabilities                                         28,499                    26,596
                                                                    --------                  --------

Commitments and Contingencies
 (Notes 5,6, and 9)

Shareholders' Equity (Note 8):

Common stock, no par value, authorized
 25,000 shares; issued and outstanding
 8,456 and 8,271 shares                                               37,484                    36,251
Retained earnings                                                     12,741                     8,320
Foreign currency translation adjustment                                1,041                      (59)
                                                                    --------                  --------

  Total shareholders' equity                                          51,266                    44,512
                                                                    --------                  --------

                                                                    $115,086                  $101,928
                                                                    ========                  ========
See notes to consolidated financial statements



            KEY TRONIC CORPORATION AND SUBSIDIARIES
             Consolidated Statements of Operations

                                                                                       Years Ended
                                                             July 1, 1995             July 2, 1994              July 3, 1993
                                                             ------------             ------------              ------------
                                                                         (in thousands except per share amounts)

Net Sales                                                     $207,456                 $159,447                  $123,318

Cost of sales (Notes 1 and 2)                                  175,709                  142,397                    95,073
                                                              --------                 --------                  --------

Gross Profit on Sales                                           31,747                   17,050                    28,245

Operating Expenses:
Research, development and engineering (Note 1)                   6,131                    5,836                     6,701
Selling                                                          5,042                    7,409                     7,616
General and administrative (including
 provision for doubtful receivables
 of $361, $542, and $713) (Note 1)                              10,772                   11,045                    10,278

Provision for restructuring (Note 14)                                0                    1,021                         0
                                                              --------                 --------                  --------

Operating Income (Loss)                                          9,802                  (8,261)                     3,650

Interest Expense (Note 5)                                        3,486                    1,849                       123

Other (Income) Expense (Note 5)                                  (308)                    (308)                     (844)
                                                              --------                 --------                  --------

Income (Loss) Before Income Taxes                                6,624                  (9,802)                     4,371

Income Tax Provision (Note 7)                                    2,203                        8                       522
                                                              --------                 --------                  --------

Income (Loss) before cumulative
  effect of change in accounting principle                       4,421                  (9,810)                     3,849

Cumulative effect to July 4, 1993, of
  change in accounting principle for income
  taxes (Notes 1 and 7)                                              0                    8,750                         0
                                                              --------                 --------                  --------

Net Income (Loss)                                             $  4,421                 $(1,060)                  $  3,849
                                                               ========                ========                  ========

Earnings (Loss) Per Share:
Before cumulative effect of change
  in accounting principle                                     $   N.A.                 $ (1.19)                  $   N.A.
                                                              ========                 ========                  ========
Primary Earnings (Loss) Per Common Share                      $    .45                 $  (.13)                  $    .42
                                                              ========                 ========                  ========
Fully Diluted Earnings Per Common Share                       $    .43                 $   N.A.                  $    .42
                                                              ========                 ========                  ========

Primary Shares Outstanding                                       9,853                    8,231                     9,102
                                                              ========                 ========                  ========
Fully Diluted Shares Outstanding                                10,339                     N.A.                     9,204
                                                              ========                 ========                  ========


See notes to consolidated financial statements



                 KEY TRONIC CORPORATION AND SUBSIDIARIES
                  Consolidated Statements of Cash Flows

                                                                                  Years Ended
                                                             July 1, 1995         July 2, 1994         July 3, 1993
                                                             ------------         ------------         ------------
                                                                                 (in thousands)
Increase (Decrease) in Cash and Cash Equivalents:

Cash Flows from Operating Activities:

Net Income (Loss)                                                  $4,421              $(1,060)              $3,849

Adjustments to Reconcile Net Income (Loss) to
 Cash Provided (used) by Operating Activities:
Depreciation and amortization                                       8,877                8,596                 6,276
Provision for restructuring of business line                            0                1,021                     0
Provision for obsolete inventory                                    2,907                1,758                   534
Provision for doubtful receivables                                    361                  542                   713
Provision for litigation                                             (517)                   0                     0
Provision for warranty                                              1,001                  647                   766
(Gain) or loss on disposal of assets                                  (43)                 (43)                   19
Cumulative effect of change in accounting
  for income taxes (Notes 1 and 7)                                      0               (8,750)                    0
Deferred income tax asset                                           1,950                    0                     0

Changes in Operating Assets and Liabilities:
Trade receivables                                                  (8,890)              (1,182)               (1,713)
Inventories                                                        (8,003)              (1,290)               (1,301)
Other assets                                                       (2,164)               1,769                (1,545)
Accounts payable                                                    4,491                3,723                 1,119
Employee compensation and accrued vacation                          1,223                  383                (1,183)
Other liabilities                                                  (2,409)              (6,839)               (3,984)
                                                                 --------             --------              --------
Cash provided by (used in) operating activities                     3,205                (725)                 3,550
                                                                 --------             --------              --------

Cash Flows from Investing Activities:

Cash Paid for assets acquired and liabilities
 assumed, net (Note 15)                                                 0              (21,961)                    0
Purchase of property and equipment                                 (7,652)              (5,231)               (7,786)
Proceeds from sale of property and equipment                          203                  448                 1,452
Change in other assets                                                  0                1,047                  (175)
                                                                 --------             --------              --------

Cash used in investing activities                                  (7,449)             (25,697)               (6,509)
                                                                 --------             --------              --------


See notes to consolidated financial statements



            KEY TRONIC CORPORATION AND SUBSIDIARIES
             Consolidated Statements of Cash Flows

                                                                                  Years Ended
                                                        July 1, 1995             July 2, 1994              July 3, 1993
                                                        ------------             ------------              ------------
                                                                                 (in thousands)

Cash Flows from Financing Activities:

Payment of financing costs                                    (1,245)                       0                         0
Proceeds from issuance of common stock                         1,233                      164                       369
Proceeds from long-term obligations                           28,595                   31,711                         0
Payments on long-term obligations                            (25,980)                  (6,205)                      (31)
                                                            --------                 --------                  --------

Cash provided by financing activities                          2,603                   25,670                       338
                                                            --------                 --------                  --------

Effect of exchange rate changes on cash                        1,100                   (1,182)                   (1,282)
                                                            --------                 --------                  --------
Decrease in Cash and Cash Equivalents                           (541)                  (1,934)                   (3,903)

Cash and Cash Equivalents,
 Beginning of Year                                             4,996                    6,930                    10,833
                                                            --------                 --------                  --------
Cash and Cash Equivalents, End of Year                        $4,455                   $4,996                    $6,930
                                                            ========                 ========                  ========
See notes to consolidated financial statements



                     KEY TRONIC CORPORATION AND SUBSIDIARIES
                 Consolidated Statements of Shareholders' Equity

                                                                                       Foreign
                                                                                       Currency
                                          Common Stock             Retained         Translation
                                      Shares        Amount         Earnings          Adjustment            Total
                                      ------        ------         --------         -----------           ------
(in thousands)

Balances, July 4, 1992                 7,757       $32,518          $ 5,531              $2,405          $40,454


Net Income - 1993                                                     3,849                                3,849
Issuance of stock under
 stock options                            80           369                                                   369
Foreign currency translation
 adjustment                                                                             (1,282)          (1,282)
                                    --------      --------         --------            --------         --------

Balances, July 3, 1993                 7,837        32,887            9,380               1,123           43,390


Net Loss - 1994                                                     (1,060)                              (1,060)
Issuance of stock under
  stock options                           34           164                                                   164
Stock issued (Note 15)                   400         3,200                                                 3,200
Foreign currency translation
 adjustment                                                                             (1,182)          (1,182)
                                    --------      --------         --------            --------         --------

Balances, July 2, 1994                 8,271        36,251            8,320                (59)          44,512


Net Income - 1995                                                     4,421                                4,421
Issuance of stock under
 stock options                           185         1,233                                                 1,233
Foreign currency translation
 adjustment                                                                               1,100            1,100
                                    --------      --------         --------            --------         --------

Balances, July 1, 1995                 8,456       $37,484          $12,741              $1,041          $51,266
                                    ========      ========         ========            ========         ========

See notes to consolidated financial statements



                 KEY TRONIC CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
     Key Tronic Corporation and subsidiaries (the "company") principally manufactures input devices, primarily keyboards, for computers, terminals, and work stations. The company also is in various stages of developing, marketing, and manufacturing a variety of computer related products.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include Key Tronic Corporation and its wholly owned subsidiaries in Ireland, Mexico, Taiwan, and the United States. Significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS
     The company considers investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost which approximates market.

INVENTORIES
     Inventories are stated at the lower of cost or market. Cost is determined principally using the first-in, first-out (FIFO) method. The reserve to adjust inventory to market value for obsolete and nonsalable inventories were approximately $3,512,000 and $3,581,000 at July 1, 1995 and July 2, 1994, respectively. The company provides for obsolete and nonsalable inventories based on specific identification of inventory against current demand and recent usage.

PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are carried at cost and depreciated using accelerated and straight-line methods over the expected useful lives. Constructed molds and dies are expensed as incurred if there is no future utility beyond one year. Capitalized molds and dies are depreciated over the expected useful lives of one to three years.

GOODWILL
     Goodwill resulted from the acquisition of substantially all of the assets and liabilities of Honeywell, Inc.'s Keyboard Division (see Note 15). Goodwill is amortized on a straight-line basis over a period of fifteen years.

ACCRUED WARRANTY
     An accrual is made within other current liabilities for expected warranty costs, with the related expense recognized in cost of goods sold. Management reviews the adequacy of this accrual quarterly based on historical analysis and anticipated product returns. Accrued warranty costs at July 1, 1995 and July 2, 1994 were $629,000 and $762,000, respectively.

NET SALES
     Sales are recognized when products are shipped. Provisions for estimated sales returns are not significant. The company provides for doubtful accounts primarily based on specific identification.

RESEARCH, DEVELOPMENT AND ENGINEERING
     Research, development and engineering expenses include costs of developing new products and production processes as well as design and engineering costs associated with the production of custom keyboards. Generally product customizations are targeted at perceived market needs and precede the obtaining of customer orders and/or contracts. Such costs are charged to expense as incurred. Product customization costs incurred pursuant to customer orders and/or contracts are included in cost of sales.

INCOME TAXES
     The company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" as of July 4, 1993. Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using provisions of currently enacted tax laws. Tax credits are accounted for as a reduction of income taxes in the year the credit originates.

PER SHARE DATA
     Net income per share is computed on the basis of the weighted average number of common and common equivalent shares outstanding and is adjusted for shares issuable upon exercise of stock options. The computation assumes the proceeds from the exercise of stock options were used to repurchase common shares at the average market price (for primary earnings per share) or greater of average or ending market price (for fully diluted earnings per share) of the company's common stock during each period. In 1994 common stock equivalents have an antidilutive effect on loss per share and, accordingly, are omitted from the calculation of primary earnings per share.

SIGNIFICANT CUSTOMERS
     One customer accounted for approximately 23%, 10%, and 0% of net sales for the years ended July 1, 1995, July 2, 1994, and July 3, 1993, respectively. This customer accounted for approximately 20% and 14% of trade receivables at July 1, 1995 and July 2, 1994 respectively. Another customer accounted for approximately 19%, 1% and 0% of net sales in 1995, 1994, and 1993, respectively. This customer accounted for approximately 18% and 3% of trade receivables at July 1, 1995 and July 2, 1994, respectively. A third customer accounted for approximately 12%, 21%, and 32% of net sales in 1995, 1994, and 1993, respectively. This customer accounted for approximately 8% and 25% of trade receivables at July 1, 1995 and July 2, 1994, respectively.

FOREIGN CURRENCY TRANSLATION ADJUSTMENT
     Assets and liabilities of the company's subsidiaries in Ireland, Mexico and Taiwan are translated to U.S. dollars at year-end exchange rates (April
1, 1995 exchange rate for the company's Irish subsidiary in 1995). Revenues and expenses are translated at average exchange rates. Translation gains and losses are included in a separate component of shareholders' equity. Realized foreign currency transaction gains and losses are included in general and administrative expenses.

     During the fourth quarter of fiscal 1995 the company determined that significant changes in the business of the company's subsidiary in Ireland had occurred throughout the year such that the functional currency of the subsidiary had changed from the Irish punt to the U.S. dollar. Effective April 1, 1995 the company changed the functional currency of this subsidiary to the U.S. dollar. Factors influencing this change include a) the origination point of major sales contracts switching to the U.S., b) a large increase in the percentage of materials received from the U.S. and c) a switch in the denomination of sales contracts from Irish punts to U.S. dollars. The impact of this change in accounting policy is such that subsequent to April 1, 1995, the company will not incur translation adjustments relating to this subsidiary.

RECLASSIFICATION
     Certain amounts have been reclassified for 1994 and 1993 to be consistent with the presentation of 1995 amounts.

FISCAL YEAR
     The company operates on a 52/53 week fiscal year. Fiscal years end on the Saturday nearest June 30. As such, fiscal years 1995, 1994, and 1993 ended on July 1, 1995, July 2, 1994, and July 3, 1993, respectively. Fiscal year 1996 will end on June 29, 1996.

2.   INVENTORIES

Components of inventories were as follows:
                                           July 1,  July 2,
                                              1995     1994
                                           -------  -------
                                             (in thousands)
          Finished goods                   $ 6,978   $ 2,888
          Work-in-process                    3,303     2,589
          Raw materials                     16,602    16,310
                                           -------   -------
                                           $26,883   $21,787
                                           =======   =======

     Cost of goods sold includes charges of $2.9 million, $1.8 million, and $.5 million resulting from reduction of inventories to estimated realizable value in 1995, 1994, and 1993, respectively.

3.   PROPERTY, PLANT AND EQUIPMENT

     Equipment includes property leased under capital leases (See Note 6) of $1,329,000 and $1,148,000 at July 1, 1995 and at July 2, 1994. Related
accumulated amortization is $844,000 and $606,000, respectively.

                 Classification                    Life (in years)               July 1,           July 2,
                 ------------------------------------------------------------------------------------------
                                                                                    1995               1994
                                                                                         (in thousands)

                 Land                                                            $ 2,486            $ 2,486
                 Buildings and
                   improvements                    3 to 30                        13,701             12,969
                 Equipment                         1 to 10                        60,933             55,182
                 Furniture and
                    fixtures                       3 to 5                         12,135             11,711
                                                                                 -------            -------
                                                                                 $89,255            $82,348
                                                                                 =======            =======

In 1993, the company sold substantially all of the assets of its printed circuit board and sheet metal operations for $1.1 million, resulting in a gain of $470,000. This gain was included in Other (Income) Expense.

4.   RELATED PARTY TRANSACTIONS

     (a) The company has life insurance policies on the life of its founder/director with net death benefits totaling approximately $3,000,000. Of these, policies with death benefits totaling $750,000 have been designated to fund obligations of the company to the founder/director's spouse in the event of his death and, accordingly, such obligations are not recorded in the financial statements. Net cash values of such policies are recorded in the amount of $194,000 and $81,000 in 1995 and 1994, respectively, and are included in other assets.

     (b) Hiller Investment company (HIC), beneficially owned by Stanley Hiller, the company's Chief Executive Officer and a Director, incurs various overhead expenses, consulting services and travel expenses on behalf of the company. The manner in which costs incurred by HIC are charged to the company is through specific identification. The cost of these services, which was charged against General and Administrative Expense, amounted to approximately $330,000, $411,000, and $362,000 in 1995, 1994, and 1993, respectively. The amounts owed to HIC as of July 1, 1995 and July 2, 1994 were approximately $0 and $98,000, respectively.

     (c)  Stanley Hiller, Thomas W. Cason, and Royce G. Pearson (a
Director) respectively have 66.29%, 10.30%, and 6.50% equity interests in Hiller Key Tronic Partners (HKT Partners), a Washington limited partnership. Other directors and officers collectively have a 6.85% equity interest in HKT Partners. HKT Partners has a significant stock option agreement with the company (see note 8).

5.   LONG-TERM OBLIGATIONS

     On October 24, 1994, the company entered into a secured financing agreement with The CIT Group/Business Credit, Inc. (CIT). The agreement contains a $12,000,000 term note and a revolving loan for up to $28,000,000. The agreement is secured by the assets of the corporation. The agreement contains covenants that relate to minimum net worth, minimum working capital, income statement and balance sheet ratios and restricts investments, disposition of assets, and payment of dividends. At July 1, 1995 and July 2, 1994, the company was in compliance with all debt covenants and restrictions.

     The term note is payable in quarterly installments of principal, each in the amount of $500,000, commencing in November 1995 and maturing in November 2001. This note bears interest at one and three-quarters percent (1.75%) in excess of the Chemical Bank Rate, which approximates prime (9.0% at July 1, 1995).

     The revolving loan is renewable and covers an initial period of approximately three years expiring on the first business day of November 1997. This loan bears interest at one and one-half percent (1.50%) in excess of the Chemical Bank Rate, which approximates prime. Borrowings outstanding, under this agreement at July 1, 1995 amounted to $16,428,000.

     This agreement replaced a $5.0 million secured revolving credit agreement and a $20.9 million note payable to a financial institution.

     Also, in connection with this agreement, the company issued to CIT a warrant to purchase 45,000 shares of common stock at $12.60 per share.

                 Long-term obligations consist of:                            July 1,          July 2,
                                                                             --------         --------
                                                                                 1995             1994
                                                                                    (in thousands)

                 Revolving Line                                               $16,428          $ 3,715
                 Note Payable - CIT                                            11,990                0
                 Note Payable - Honeywell, Inc.                                 3,649            3,649
                 Litigation reserve                                               900              900
                 Deferred compensation obligation                                 657              698
                 Capital lease obligations (See Note 6)                           308              321
                 Note Payable - financial institution                               0           22,000
                 Installment contracts                                              0               34
                                                                             --------         --------
                                                                               33,932           31,317
                 Less current portion                                          (5,433)          (4,721)
                                                                             --------         --------
                                                                              $28,499          $26,596
                                                                             ========         ========

     The note payable to Honeywell, Inc. is payable in four installments of principal and interest on the last business day of July and October of 1995 and January and April of 1996. This unsecured note bears interest at the prime rate.

     The litigation reserve relates to an amount accrued for the company's estimate of probable legal costs associated with the Mica Sanitary landfill (see Note 9).

     The installment contracts and capital lease obligations have monthly repayment terms through December 1997, with fixed interest rates from 8.96% to 10.86% and are collateralized by equipment with a net book value approximately equal to amounts borrowed.

     At July 1, 1995, the company was contingently liable for $555,000 in standby letters of credit, which reduces the amount of availability under the revolving line.

     The company adopted the provisions of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106), as of July 5, 1992. Under SFAS 106 the company has recorded a liability for certain compensation related agreements for two former employees. The liability was estimated based upon the present value of future cash payments as specified in the agreements. This cost of $111,000 in 1995, $81,000 in 1994 and $500,000 in 1993 was charged against
General and Administrative Expenses.

     Principal maturities of long-term obligations, excluding litigation reserve, at July 1, 1995 are:

                    Fiscal Years Ending       (in thousands)
                    1996                             $ 5,433
                    1997                               2,216
                    1998                              18,562
                    1999                               2,102
                    2000                               2,102
                    2001 and later                     2,617
                                                    --------
                    Total                            $33,032
                                                    ========

Other (Income) Expense consists of:
                                             Years Ended
                                      July 1,  July 2, July 3,
                                      -------  -------  -------
                                         1995     1994     1993
                                            (in thousands)

          Interest income                (110)    (146)    (374)
          Gain on sale (Note 3)              0       0     (470)
          Miscellaneous                  (198)    (162)       0
                                       ------   ------   ------
                                        $(308)   $(308)   $(844)
                                       ======   ======   ======

     In November 1992, the Financial Accounting Standards Board issued "Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits" (SFAS 112). The provisions of SFAS 112 were adopted by the company in the first quarter of fiscal 1995. The implementation of SFAS 112 did not have a material impact on the company's financial position or results of operations.

6.   LEASES

     The company has capital and operating leases for certain equipment and production facilities which expire over periods from one to five years. Future minimum payments under capital leases and noncancelable operating leases with initial or remaining terms of one year or more at July 1, 1995, are summarized as follows:

                                                                              Capital        Operating
                         Fiscal Years Ending                                   Leases           Leases
                         -----------------------------------------------------------------------------
                                                                                    (in thousands)

                                  1996                                           $178           $1,484
                                  1997                                            121            1,333
                                  1998                                             32              777
                                  1999                                              0              450
                                  2000                                              0              377
                                  2001 and later                                    0              196

                                                                             --------         --------

                                  Total minimum lease payments                    331           $4,617
                                                                                              ========
                                  Amount representing interest                     23
                                                                             --------

                                  Present value of net minimum
                                  lease payments (including $155
                                  classified as current)                         $308
                                                                             ========

     Rental expenses under operating leases were $1,156,000, $751,000, and $520,000 in 1995, 1994, and 1993, respectively.

7.   INCOME TAXES

     The company adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," as of July 4, 1993. The standard changes the method of accounting for income taxes to the asset and liability method. The result of this accounting change, recorded cumulatively in the first quarter of 1994, was to increase net earnings for the year ended July 2, 1994, by $8,750,000 or $1.16 per primary common share. This change did not have a material effect on the income tax provision recorded in 1995 or 1994. In recording this deferred tax asset, the company considered both negative and positive evidence. Negative evidence includes the fact that the company had sustained taxable losses in three of the four years prior to adoption. The company operates in a volatile industry which has seen average selling prices decline significantly due to foreign competition. Also, the company incurred a significant amount of debt as a result of the acquisition of the keyboard division of Honeywell in 1994.
This is offset by positive evidence including greatly reduced product costs as a result of moving production to Juarez, Mexico, where a lower wage base can be attained and lower operating expenses by reducing commissions for sales representatives. The company was awarded significant new programs by new large OEM customers, which have and are expected to improve revenues and profits. As a result, backlogs grew to $35.5 million at the end of fiscal year 1994 from $15.1 million at the previous year end. Backlogs continued to grow in fiscal 1995 to a balance of $42.8 million by year end. In order to fully utilize this deferred tax asset, the company must generate approximately $20,000,000 in taxable income before the net operating loss carryforwards expire. These loss carryforwards expire in varying amounts in the years 2003 through 2009. Management believes that the positive evidence outweighs the negative evidence, and it is more likely than not that the company will generate sufficient taxable income to allow the realization of the deferred tax asset within the next three or four fiscal years.

     The company's effective tax rate differs from the federal tax rate as follows:

                                                                  Year Ended       Year Ended       Year Ended
                                                                     July 1,          July 2,        July 3,
                                                                    --------         --------       --------
(in thousands)                                                          1995             1994           1993

Federal income tax provision (benefit)
 at statutory rates                                                   $2,252          $(3,333)        $1,486
Effect of foreign loss (income)
 not subject to federal income tax                                      (181)             340         (2,028)
Valuation allowance upon adoption of SFAS 109                              0            2,965              0
Unrecognized benefit of tax loss                                           0                0            642
Permanent differences:
  Life insurance premiums                                                 26               31             31
  Other                                                                  (95)              (3)          (131)
Foreign tax provision (benefit)  at foreign
statutory rate                                                           491             (412)         2,186
Adjustment for effect of beneficial tax rate on
  foreign manufacturing income (loss)                                   (290)             420         (1,664)
                                                                    --------         --------       --------
Income tax provision                                                  $2,203          $     8         $  522
                                                                    ========         ========       ========

The low statutory income tax rate granted manufacturers in Ireland is subject to an expiration date of December 31, 2010.

In 1994 foreign losses increase the company's effective income tax rate since such losses are not deductible for U.S. income tax purposes. The domestic and foreign components of income (loss) before income taxes were (in thousands):

December 31,                                                            1995             1994             1993
-----------                                                         --------         --------         --------
Domestic                                                              $6,090          ($7,817)         ($1,742)
Foreign                                                                  534           (1,985)           6,113
                                                                    --------         --------         --------
Income (loss) before income taxes                                     $6,624          ($9,802)          $4,371
                                                                    --------         --------         --------

Deferred income tax provision (benefit)
  consists of the following for the year
  ended July 1, 1995:
                                                                        1995             1994
                                                                    --------         --------
Allowance for doubtful accounts                                       $  120         $   (145)
Inventory                                                                997           (1,752)
Accrued liabilities                                                      418             (478)
Deferred compensation                                                     14               27
Depreciation and amortization                                          1,338              312
Net operating loss carryforward                                       (2,041)          (1,127)
Tax credit carryovers                                                    (49)               0
Other                                                                    (83)             108
Change in valuation allowance                                          1,236            3,055
                                                                    --------         --------
Deferred income tax provision (benefit)                               $1,950         $      0
                                                                    ========


     Deferred income tax assets and liabilities consist of the following at:

                                                                    July  1,          July 2,
                                                                    --------         --------
                                                                        1995             1994
                                                                           (in thousands)

        Allowance for doubtful accounts                               $  403           $  523
        Inventory                                                      1,702            2,699
        Vacation accrual                                                 340              387
        Self Insurance accrual                                           132              198
        Litigation accrual                                               241              502
        Warranty accrual                                                 214              259
        Restructuring accrual                                              0              298
        Other                                                             (4)            (107)
        -------------------------------------------------------------------------------------
        Current deferred income tax assets                             3,028            4,759
        Current portion of valuation allowance                        (1,497)          (1,819)
        -------------------------------------------------------------------------------------
        Current deferred income tax assets net of
          valuation allowance                                          1,531            2,940
        -------------------------------------------------------------------------------------
        Litigation accrual                                               306                0
        Deferred compensation                                            223              237
        Depreciation and amortization                                 (2,142)            (804)
        Net operating loss carryforward                               11,454            9,413
        Tax credit carryovers                                            446              397
        Other                                                            136              164
        -------------------------------------------------------------------------------------
        Noncurrent deferred income tax assets                         10,423            9,407
        Valuation allowance net of current portion                    (5,154)          (3,597)
        -------------------------------------------------------------------------------------
        Noncurrent deferred income tax assets net
         of valuation allowance                                        5,269            5,810
        -------------------------------------------------------------------------------------

     At July 1, 1995 the company had tax loss carryforwards of approximately $33.7 million, which expire in varying amounts in the years 2003 through 2009. Additionally, for federal income tax purposes, the company has approximately $446,000 of general business credit carryforwards which expire in varying amounts in the years 2004 through 2007. Approximately $169,000 of the general business credit carryforwards have an indefinite carryforward period. Foreign income tax expense is calculated at the statutory rate of the foreign taxing jurisdiction.

8.   SHAREHOLDERS' EQUITY

     The company has an Incentive Stock Option Plan, an Executive Stock Option Plan, and an Executive Stock Appreciation Rights Plan for certain key
employees.   Options under these plans vest over two to ten years and become exercisable as they vest. Options under the plans become exercisable in full immediately prior to the occurrence of a "Change in Control" as defined in the plan documents. As of July 1, 1995, 1,480,000 shares have been reserved for issuance and 370,458 options were outstanding of which 120,621 shares were exercisable under these plans. Compensation expense for options will be recorded if the exercise price of the option is less than the closing market price of the stock on the date of grant. There was no compensation expense incurred in conjunction with options in 1995, 1994 or 1993 as all options were granted at fair market value.

     The company also has a Stock Option Plan for "Nonemployee Directors." Options under this plan vest over a three year period and are exercisable as they vest. As of July 1, 1995, 300,000 shares have been reserved for issuance and 150,000 options were outstanding of which 60,000 shares were exercisable.

     In fiscal year 1992 the shareholders ratified and approved an option agreement dated February 29, 1992 (Hiller Option Agreement) between the company and Hiller Partners (see Note 4), pursuant to which Hiller Partners received an option to purchase 2,396,923 shares of common stock at an exercise price of $4.50 per share, subject to adjustment under certain circumstances. Options under this agreement are generally exercisable as follows: half of the shares after March 1, 1993 and the remainder of the shares after March 1, 1994. These options expire on March 1, 1997.

     Following is a summary of all plan activity:
                                                           Number
                                          Price Range  Of Options
-----------------------------------------------------------------
Outstanding, July 4, 1992               $3.56 to $ 6.75   274,400
Granted during 1993                     $8.25 to $11.88   206,330
Stock appreciation rights exercised     $4.50              (5,500)
Options exercised                       $3.56 to $ 5.06   (80,350)
Expired or canceled                     $3.56 to $10.75   (42,673)
                                        -------------------------
Outstanding, July 3, 1993               $3.56 to $11.88   352,207
                                        -------------------------
Granted during 1994                     $6.25 to $10.12   412,858
Options exercised                       $3.56 to $ 8.25   (33,930)
Expired or canceled                     $3.56 to $11.13  (155,332)
                                        -------------------------
Outstanding, July 2, 1994               $3.56 to $11.88   575,803
                                        -------------------------
Granted during 1995                     $7.25 to $14.625  269,377
Stock appreciation rights exercised     $4.50              (9,380)
Options exercised                       $3.56 to $11.38  (184,956)
Expired or canceled                     $4.50 to $11.13  (130,386)
                                        -------------------------
Outstanding, July 1, 1995               $3.56 to $14.625  520,458
                                        =========================

     The company has three issues of stock warrants outstanding at July 1, 1995. One stock warrant is dated August 17, 1990 and entitles a consultant to purchase 15,000 shares of common stock at $4.69 per share. A second stock warrant, dated July 30, 1993, entitles Honeywell, Inc. to purchase 300,000 shares of common stock at $14.00 per share (see Note 15). A third stock warrant, dated October 24, 1994, entitles CIT to purchase 45,000 shares of common stock at $12.60 per share (see Note 5). These warrants expire on August 17, 1995, July 30, 2000, and October 24, 1997, respectively.

     The company's Variable Investment Plan is available to employees who have attained age 21. The plan has an Employer's Discretionary Contribution Trust, invested in the company's stock, and an Employee Contribution Trust consisting of several investment alternatives. The company contributes an amount equal to 100% of the employee's contribution on the first 2% of the employee's compensation and an additional 25% of the employee's contribution on the following 2% of the employee's compensation. Company contributions to the Trust were $461,037, $485,287 and $388,001 in 1995, 1994 and 1993, respectively. The company has an Employee Stock Ownership Plan. No contributions were made to the plan in 1995, 1994, or 1993. The investment in the company's stock at July 1, 1995 by all employee trusts amounted to 308,193 shares.

9.  COMMITMENTS & CONTINGENCIES
    LITIGATION

     The company used Mica Sanitary landfill, a public dump site operated by the County of Spokane, until early 1975. Mica landfill is a state lead National Priority List site ("NPL"). Mica landfill was placed on the NPL in 1985. In l988 the Washington Department of Ecology and Spokane County entered into a Consent Decree requiring the County to conduct a Remedial Investigation (RI) followed by appropriate Remedial Action (RA). The County's RI was completed by the County in September 1992. An interim remedial action plan was completed in late 1993 and instituted in mid 1994 to be followed by a 5-year performance monitoring program to be conducted by the County to determine if additional remedial measures are needed. The 5-year performance monitoring program commenced in the Spring of 1995. The company has not been named as a Potentially Liable Party ("PLP") under the State Toxic Control Act ("STCA") or as a Potentially Responsible Party ("PRP") under CERCLA, as amended ("CERCLA"). To date, test results have not shown the waste disposed of by the company at Mica to be a source of pollution or contamination.
Prior to 1989 certain third parties were designated PRP's and PLP's . The company made a provision prior to the beginning of fiscal year 1992 based on information then currently available to it and the company's prior experience in connection with another NPL landfill site where the company disposed of a similar type of waste which it disposed of at Mica, for its estimate of probable legal costs to be associated with this matter. No provision has been made for probable liability for remedial action, because management does not believe a range of probable or reasonably possible costs is estimable at this time based upon the fact that the company to date has not been named a PRP or PLP and the uncertainty as to what additional pollution or contamination will be disclosed over the course of the County's 5-year monitoring and testing program. At fiscal year end 1995, 1994 and 1993, respectively, the accrued balance for probable legal costs was $900,000, $900,000, and $1.250 million. The reduction in the accrued balance reflects charges for expenditures of $4,000 during fiscal year 1994 and a reduction in the accrued balance for legal costs of $346,000 in 1994 based on management's revised estimate of the probable future legal costs associated with this matter. Management does not believe there to be any reasonably possible losses for legal costs beyond the existing accrual for probable losses which could be material to future financial position or results of operations. No provision has been made to cover any future costs to the company of any remedial action or clean-up activities because those costs, if any, can not be determined at this time. Given the inherent uncertainty in environmental matters, limited information available with respect to any future remedial measures, uncertainty of the results of future monitoring tests, limited information as to the number of PRP's and PLP's , the uncertainty as to whether the company will be designated a PRP or PLP with respect to the site and the complexity of the circumstances surrounding this matter, management's estimate is subject to and will change as facts and circumstances warrant. Based upon publicly available cost estimates of remediation and clean-up at the site and the contributions to date of designated PRP's and PLP's, management believes that insurance coverage is probable for any reasonably possible future remedial or clean-up costs to the company.

     Pursuant to the Amended and Restated Purchase and Sale Agreement between Honeywell, Inc. and Key Tronic Corporation, dated as of July 30, 1993 (the "Agreement"), the company assumed known and unknown product liabilities and unknown but potentially incurred environmental liabilities for a portion of any pre-existing claims against Honeywell, Inc. ("Honeywell") which are asserted after the closing date relating to environmental matters and to product liability matters associated with products manufactured by Honeywell prior to its ceasing manufacture of those products on the closing date of the Agreement. Honeywell retained responsibility for unasserted claims not
assumed by the company as follows:   Honeywell retained responsibility for
environmental and product liability claims, incurred but not reported as of the closing date, in excess of $1,000,000 in the aggregate which 1) in the case of environmental claims are asserted within two years following the closing date or which 2) in the case of product liability claims are asserted within five years following the closing date. Management estimated on the closing date of the acquisition that it was probable that $1.0 million of incurred but not reported product liability claims would be recorded during the 5-year period following the closing of the Agreement and the company recorded this liability as part of the acquisition costs. At fiscal year end 1995 and 1994, respectively, the accrued balance for these product liability claims was $610,000 and $949,000. The reduction in the accrued balance reflects charges for expenses in fiscal years 1995 and 1994. Management does not believe there to be any reasonably possible product liability losses beyond the existing accrual for probable losses which could be material to future financial position or results of operations. The company has not made a provision for Honeywell environmental claims which may be discovered and asserted after the closing date or product liability claims which may be asserted five or more years after the closing date, because management does not believe such potential liabilities are reasonably possible at this time. No environmental claims have been asserted as of fiscal year end 1995. Given the inherent uncertainty of litigation, in environmental matters and in contract interpretation, the inherently limited information available with respect to unasserted claims and the complexity of the circumstances surrounding these matters, management's estimates are subject to and will change or be established as facts and circumstances warrant.

     The company has assumed certain obligations under the Agreement related to a patent infringement claim associated with Honeywell products. The company made a provision in 1994 in the amount of $455,000, based upon information which became available to it after the closing date, for its estimate of probable costs to be associated with this patent infringement claim. During fiscal 1995, management completed its investigation of this matter and reduced the accrued balance for future costs based on managements revised estimate of the probable future costs to be associated with this claim. This resulted in reduction of the litigation reserve and corresponding decrease in general and administrative expense during the year of $517,000. Management does not believe there to be any reasonably possible losses beyond the existing accrual for probable losses which could be material to future financial position or results of operations.

     The company currently has one hundred nineteen suits by computer keyboard users which are in State or Federal Courts in California, Florida, Illinois, Kansas, Maryland, Massachusetts, Michigan, New Jersey, New York, Pennsylvania and Texas. These suits allege that specific keyboard products manufactured by the company were sold with manufacturing, design and warning defects which caused or contributed to their injuries. The alleged injuries are not specifically identified but are referred to as repetitive stress injuries (RSI) or cumulative trauma disorders (CTD). These suits seek compensatory damages and some seek punitive damages. It is more likely than not that compensatory damages, if awarded, will be covered by insurance, however the likelihood that punitive damages, if awarded, will be covered by insurance is remote. A total of eighteen suits have been dismissed in California, Kentucky, New York and Texas. Seven of the eighteen dismissed suits are on appeal, all in New York. The company believes it has valid defenses and will vigorously defend these claims. These claims are in the early stages of discovery. Given the early stage of litigation, the complexity of the litigation, the inherent uncertainty of litigation and the ultimate resolution of insurance coverage issues, the range of reasonably possible losses in connection with these suits is not estimable at this time. Therefore no provision has been made to cover any future costs. Management's position will change if warranted by facts and circumstances.

     The company's total accrual for litigation related matters, including compensatory damages, and legal costs, was $1.6 million and $2.4 million as of July 1, 1995 and July 2, 1994, respectively.

     The company has filed suit against its insurers for reimbursement of costs which were incurred and paid in previous years associated with the Colbert landfill (a Superfund site). No settlement has been reached with the insurers, and therefore the amount of the contingent gain is not determinable. Certain negotiations have commenced, and any recoveries will be recorded upon settlement.

CAPITAL EXPENDITURES AND OTHER

    The amount of firm commitments to contractors and suppliers for capital expenditures was approximately $439,000 at July 1, 1995.

    The subsidiary in Ireland has received reimbursement grants from the Irish government for capital expenditures which may become repayable under certain circumstances through 2003, which are not deemed to be probable. Capital expenditures are recorded net of reimbursement grants received. The amount of the grants which may become repayable were approximately $2,416,000 at July 1, 1995. Certain significant events such as closure of the Irish plant would cause such repayment.

    The company has guaranteed $405,000 in future lease payments entered into between the company's Irish subsidiary and a third party.

    The company has also entered into several contracts, extending one to two years, which require the company to purchase minimum quantities of certain raw materials and components. As of July 1, 1995, minimum purchase contracts amounted to $2.2 million for fiscal 1996.





OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

    The company distributes products primarily to Original Equipment Manufacturers (OEM's) and as a result maintains individually significant accounts receivable balances from various major OEM's. The company evaluates the credit worthiness of its customers on an ongoing basis and may tighten credit terms on particular customers from time to time.

10. FOREIGN OPERATIONS

    The company currently operates in one business segment, the manufacture of computer peripheral equipment, primarily keyboards and other input devices.

    Information concerning geographic areas for the years ended July 1, 1995, July 2, 1994 and July 3, 1993 is summarized in the following table.

                          Domestic       U.S.      Mexico     Ireland      Taiwan
                           Exports Operations  Operations  Operations  Operations   Eliminations  Consolidated
                          ------------------------------------------------------------------------------------
1995                                                     (in thousands)
Net Sales:
 Unaffiliated customers    $45,122   $124,278      $    0     $38,056     $     0       $      0      $207,456
 Affiliates                      0      7,390       8,718       1,069           0        (17,177)            0
                           -------   --------      ------     -------     -------       --------      --------

  Total                    $45,122   $131,668      $8,718     $39,125     $     0       $(17,177)     $207,456
                           =======   ========      ======     =======     =======       ========      ========

Income before
 income taxes                   $ 6,090            $  (12)    $   485     $     0       $     61      $  6,624
                                =======            ======     =======     =======       ========      ========

Identifiable assets             $98,270            $  851     $18,230     $ 2,860       $ (5,125)     $115,086
                                =======            ======     =======     =======       ========      ========


1994
Net Sales:
 Unaffiliated customers    $37,133   $ 91,220      $    0     $31,094     $     0       $      0      $159,447
 Affiliates                      0      7,311       7,175       1,386           0        (15,872)            0
                           -------   --------      ------     -------     -------       --------      --------

  Total                    $37,133   $ 98,531      $7,175     $32,480     $     0       $(15,872)     $159,447
                           =======   ========      ======     =======     =======       ========      ========

Income  before
 income taxes                   $(7,817)           $  119     $(1,096)    $     0       $ (1,008)     $ (9,802)
                                =======            ======     =======     =======       ========      ========

Identifiable assets             $86,892            $  761     $16,323     $ 2,016       $ (4,064)     $101,928
                                =======            ======     =======     =======       ========      ========

1993
Net Sales:
 Unaffiliated customers    $19,060   $ 70,339                 $33,919     $     0       $      0      $123,318
 Affiliates                      0      6,785                   1,709           0         (8,494)            0
                           -------   --------                 -------     -------       --------      --------
Total                      $19,060   $ 77,124                 $35,628     $     0       $ (8,494)     $123,318
                           =======   ========                 =======     =======       ========      ========

Income (loss) before
 income taxes                   $(1,742)                      $ 5,966     $     0       $    147      $  4,371
                                =======                       =======     =======       ========      ========

Identifiable assets             $43,765                       $15,857     $ 3,129       $   (905)     $ 61,846
                                =======                       =======     =======       ========      ========

     Historically, exports from domestic operations are sold primarily to European customers. Transfers to affiliates are made at prices which approximate market.

There are no customer countries or regions which are individually significant to total export sales for any of the company's individual operations or for operations in the aggregate.

Mexico had no operations in 1993 as the Mexican operation was acquired in the business combination with HKD in fiscal year 1994 (see Note 15).


11. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                    Years Ended

                                                                     July 1,          July 2,          July 3,
                                                                       1995              1994            1993
                                                                    --------         --------         --------
                                                                                   (in thousands)

        Interest payments                                             $4,803           $1,849             $123
        Income tax payments                                                0                0              342
        Stock exchange for net assets (Note 15)                            0           $3,200                0

12. SUPPLEMENTAL INCOME STATEMENT INFORMATION

                                              Years Ended

                                      July 1,   July 2,   July 3,
                                        1995      1994      1993
                                     --------  --------  --------

                                             (in thousands)

     Maintenance and repairs           $3,295   $ 2,509   $ 2,363




13. QUARTERLY FINANCIAL DATA (Unaudited)

                                                                          Year Ended July 1, 1995

                                                              First       Second         Third       Fourth
                                                             Quarter      Quarter       Quarter      Quarter
                                                             -------      -------       -------      -------
                                                                   (in thousands, except per share amounts)

Net sales                                                    $45,436      $48,748       $53,187      $60,085
Gross profit                                                   6,343        7,560         8,712        9,132
Income before income taxes                                       534        1,322         1,836        2,932
Net income                                                       328          849         1,399        1,845
Primary earnings per common share                               0.04         0.10          0.14         0.18
Fully diluted earnings per common share                         N.A.         N.A.          0.14         0.18
Weighted average shares outstanding                            8,273        8,314         8,349        8,400
Primary shares outstanding                                      N.A.         N.A.         9,937       10,262
Fully diluted shares outstanding                                N.A.         N.A.        10,271       10,405
<F1>
Common stock price range 1
                 High                                         11.500       11.000        14.375       16.125
                 Low                                           6.000        9.000        10.000       13.500

                                                                          Year Ended July 2, 1994

                                                              First       Second         Third       Fourth
                                                             Quarter      Quarter       Quarter      Quarter
                                                             -------      -------       -------      -------
                                                                   (in thousands,except per share amounts)

Net sales                                                    $36,071      $41,262       $39,423      $42,692
Gross profit                                                   4,535        4,554         3,481        4,480
Income (loss) before income taxes                             (1,569)      (2,345)       (4,762)      (1,126)
Net income (loss)                                              7,109       (2,303)       (4,772)      (1,094)
Primary earnings per common share                               0.77       ( 0.28)       ( 0.58)      ( 0.13)
Fully diluted earnings per common share                         0.77         N.A.          N.A.         N.A.
Weighted average shares outstanding                            8,130        8,255         8,266        8,271
Primary shares outstanding                                     9,418         N.A.          N.A.         N.A.
Fully diluted shares outstanding                               9,427         N.A.          N.A.         N.A.
<F1>
Common stock price range 1
                 High                                         10.750        9.250         9.000        8.000
                 Low                                           8.750        6.000         6.250        6.000

-----------------------------------------
<F1>
1High and low stock prices are based on the daily closing price reported by the NASDAQ National Market System. These quotations represent prices between dealers without adjustment for markups, markdowns or commissions, and may not represent actual transactions.

The company's common stock is quoted on the Nasdaq National Market System under the symbol "KTCC."

The company has not paid any cash dividends on its Common Stock during the last two fiscal years. The company currently intends to retain its earnings for its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The company's ability to pay dividends is limited by certain financial covenants in the company's loan agreements.

As of July 1, 1995, there were approximately 1,638 common shareholders of record.


14. RESTRUCTURING CHARGES

    For the year ended July 2, 1994 the company made $1,021,000 in provisions for the restructuring of certain business lines.

     This provision represented costs to redeploy production from the company's Cheney, Washington plant to other company plants where lower costs can be attained. The provision included $592,000 to reduce certain assets to estimated realizable value, $207,000 for severance and $222,000 for other costs directly associated with this plant closure. The restructuring activities were implemented during the company's third fiscal quarter of 1994 and were completed in the first fiscal quarter of 1995.

     The writedown of assets is comprised of $242,000 equipment writedown and $350,000 facility writedown. The equipment writedown was estimated as the difference between book value and the highest firm offer on the equipment. The building writedown was estimated as the difference between book value and average value determined from multiple independent market valuations. This writedown had no effect on cash or cash equivalents.

     The severance charge was calculated by applying the company's standard severance policy to the employees affected.

     The direct cost charge is primarily transportation costs associated with the relocation of equipment from the closing facility to other company facilities.

    The balance in the reserve for restructuring at July 1, 1995 is $372,000. This amount represents the amount provided for Taiwanese liquidation taxes, which have not yet been paid, related to the fiscal 1992 closure of the company's plant in Taiwan. The formal dissolution is pending governmental approval from Taiwan and is anticipated to occur in the second or third fiscal quarter of 1996.

Reserve for Restructuring Obligations                           1995                   1994
                                                          ----------             ----------
Balance at beginning of year                              $1,385,000             $  621,000
  Provision charged to income                                      0              1,021,000
  Amounts paid                                            (1,013,000)              (257,000)
                                                          ----------             ----------

Balance at end of year                                    $  372,000             $1,385,000
                                                          ==========             ==========

15. BUSINESS COMBINATION

    On July 30, 1993, the company acquired substantially all of the assets and liabilities of Honeywell, Inc.'s Keyboard Division (HKD). The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the underlying acquired assets and assumed liabilities at their estimated fair market values at July 30, 1993.

Acquisition costs are summarized as follows (in thousands):
        Cash                                                 $22,000
        Liabilities assumed                                    5,832
        Acquisition costs                                      5,000
        Note payable, Honeywell Inc.                           3,648
        Common stock issued                                    3,200
                                                             -------
        Total                                                $39,680
                                                             -------
These costs were allocated based on fair value as follows:
        Trade receivables                                    $ 8,505
        Inventories                                           10,964
        Other current assets                                     489
        Property, plant and equipment                         17,922
        Goodwill                                               1,800
                                                             -------
        Total                                                $39,680
                                                             -------

     The stock was recorded at a twenty percent discount to the closing market price on July 30, 1993 due to the three year trading restrictions on the stock at the acquisition date. The costs incurred as part of the acquisition included $1,125,000 for severance for terminating employees of HKD, $175,000 for transition payroll for terminating employees of HKD, $1,100,000 for relocation of employees of HKD, $700,000 for the closure of an acquired facility, $1,000,000 for the assumption of certain potential liabilities (see note 9), and $900,000 for certain other direct purchase and integration costs.




                     NOTES TO PRO FORMA FINANCIAL STATEMENTS

NOTE 1 - General

    The objective of the Pro Forma Statement of Operations is to show what the significant effects on the historical financial information might have been had the company acquired the Keyboard Division of Honeywell, Inc. on July 5, 1992. The amounts are based upon certain assumptions and estimates which Key Tronic Corporation believes are reasonable.

NOTE 2 - Pro Forma Statement of Operations

    As required by APB Opinion No. 16, pro forma information on results of operations is presented for the years ended July 2, 1994 and July 3, 1993. The results of operations is being reported as if the companies had combined at the beginning of each respective fiscal year.

    For the year July 3, 1993 the information reported is actual results of operations for both companies. Adjustments to the Pro Forma Statement of Operations primarily give effect to the elimination of corporate allocations from Honeywell, Inc., the recognition of interest expense on the acquisition debt, and the effect on per share earnings as a result of the additional shares issued in the acquisition. The corporate allocations were predominately charged as a percentage of division revenues for general corporate overhead and do not represent specific costs incurred on behalf of the division.

    For the year ended July 2, 1994 the information reported is one month of results of operations for the Honeywell Keyboard Division and the actual results of operations for Key Tronic Corporation, as Key Tronic Corporation's actual results include eleven months of operations of the former Honeywell Keyboard Division.

NOTE 3 - Allocations

     Corporate allocations for services provided by Honeywell headquarters for the Keyboard Division were eliminated. These services were for payroll processing, employee benefit administration, treasury and banking services and in-house legal services. Key Tronic already performs these functions and does not anticipate increased costs in these areas.

    The following pro forma information represents the results of operations of the company and HKD for the years ended July 2, 1994 and July 3, 1993, on an individual as well as combined basis. The pro forma results do not necessarily indicate the actual results that would have been obtained, nor are they necessarily indicative of the future operations of the combined companies. The unaudited pro forma results of operations were as follows:



                                                                             Year Ended July 2, 1994
                                                            Honeywell
                                                             Keyboard              Key Tronic
                                                             Division             Corporation                  Combined
                                                            ---------             -----------                  --------
                                                                (dollars in thousands, except per share amounts)


Net Sales                                                    $  5,539                $159,447                  $164,986

Cost of sales                                                   5,296                 142,397                   147,693
                                                             --------                --------                  --------

Gross Profit on Sales                                             243                  17,050                    17,293

Operating Expenses:
Research, development and engineering                             383                   5,836                     6,219
Selling                                                           417                   7,409                     7,826
General and administrative                                        324                  11,045                    11,369
Restructuring of business line                                      0                   1,021                     1,021
                                                             --------                --------                  --------

Operating Loss                                                   (881)                 (8,261)                   (9,142)
Interest Expense                                                    0                   1,849                     1,849
Other (Income) Expense                                            (46)                   (308)                     (354)
                                                             --------                --------                  --------

Loss Before federal taxes on income
  and cumulative effect of change in accounting
  principle                                                      (835)                 (9,802)                  (10,637)

Provision (Benefit) for Income Taxes                                0                       8                         8
                                                             --------                --------                  --------

Loss before cumulative effect
  of change in accounting principle                              (835)                 (9,810)                  (10,645)

Cumulative effect to July 4, 1993, of
  change in accounting for income taxes                             0                   8,750                     8,750
                                                             --------                --------                  --------

Net Income (Loss)                                            $   (835)               $ (1,060)                 $ (1,895)
                                                             ========                ========                  ========

Earnings (Loss) Per Share:
Before cumulative effect of change
  in accounting principle                                    $   N.A.                $  (1.19)                 $  (1.29)
                                                             ========                ========                  ========
Primary Earnings Per Common Share net
  of cumulative effect of change in
  accounting principle                                       $   N.A.                $  (0.13)                 $  (0.23)
                                                             ========                ========                  ========
Fully Diluted Earnings Per Common Share
  net of cumulative effect of change in
  accounting principle                                       $   N.A.                $   N.A.                  $   N.A.
                                                             ========                ========                  ========

Weighted Average Shares Outstanding                              N.A.                   8,231                     8,231
                                                             ========                ========                  ========
Primary Shares Outstanding                                       N.A.                    N.A.                      N.A.
                                                             ========                ========                  ========
Fully Diluted Shares Outstanding                                 N.A.                    N.A.                      N.A.
                                                             ========                ========                  ========

                                                                                Year Ended July 3, 1993
                                                       Honeywell
                                                        Keyboard           Key Tronic
                                                        Division          Corporation       Adjustments         Combined
                                                      ----------          -----------       -----------         --------
                                                                 (dollars in thousands, except per share amounts)


Net Sales                                                $83,109             $123,318                 0         $206,427

Cost of sales                                             66,736               95,073                 0          161,809
                                                        --------             --------            ------         --------

Gross Profit on Sales                                     16,373               28,245                 0           44,618

Operating Expenses:
Research, development and engineering                      4,923                6,701              (118)          11,506
Selling                                                    5,561                7,616                 0           13,177
General and administrative                                 4,671               10,278            (1,126)          13,823
                                                        --------             --------            ------         --------

Operating Income                                           1,218                3,650             1,244            6,112
Interest Expense                                               0                  123                 0              123
Other (Income) Expense                                      (306)                (844)            1,759              609
                                                        --------             --------            ------         --------

Income before income taxes                                 1,524                4,371              (515)           5,380

Provision for Income Taxes                                     0                  522                 0              522
                                                        --------             --------            ------         --------

Net Income                                              $  1,524             $  3,849            $ (515)        $  4,858
                                                        ========             ========            ======         ========

Earnings Per Share:
Primary Earnings Per Common Share                       $   N.A.             $   0.42            $  .09         $   0.51
                                                        ========             ========            ======         ========

Fully Diluted Earnings Per Common Share                 $   N.A.             $   0.42            $  .09         $   0.51
                                                        ========             ========            ======         ========
Primary Shares Outstanding                                  N.A.                9,102               400            9,502
                                                        ========             ========            ======         ========
Fully Diluted Shares Outstanding                            N.A.                9,204               400            9,604
                                                        ========             ========            ======         ========


CORPORATE DIRECTORY



DIRECTORS                                 OFFICERS AND MANAGEMENT

Dr. Robert H. Cannon, Jr.                 Fred Wenninger
Charles Lee Powell Professor,             President and Chief Executive Officer
Department of Aeronautics and
Astronautics, Stanford University         Jack W. Oehlke
                                          Senior Vice President of Operations
Thomas W. Cason
Former President and Chief Operating      Craig D. Gates
Officer of Key Tronic Corporation         Vice President of Engineering

Michael R. Hallman                        Ronald F. Klawitter
Former President and Chief Operating      Vice President of Finance and
Officer of Microsoft Corporation          Treasurer and Acting Secretary

Stanley Hiller, Jr.                       Richard T. Tinsley
Chairman of the Board                     Vice President of Quality Assurance

Kenneth F. Holtby                         Kevin Carrie
Retired Senior Vice President of          Managing Director, Key Tronic Europe,
Corporate Engineering for the Boeing      Ltd.
Company
                                          CORPORATE INFORMATION
Royce G. Pearson
Former President and Chief Operating
Officer of Key Tronic Corporation         CORPORATE OFFICES
                                          4424 N. Sullivan Road
Dale F. Pilz                              Spokane, WA 99216
Former Chief Executive Officer and
President of GTE Sprint                   TRANSFER AGENT & REGISTRAR
Communications                            Chemical Mellon Shareholder Services
                                          50 California Street
Wendell J. Satre                          10th Floor
Chairman of the Board Emeritus            San Francisco, CA 94111
Retired Chairman of Washington Water
Power                                     SECURITIES
                                          Key Tronic Corporation's common stock
Yacov A. Shamash                          is traded in the over-the-counter
Dean of the College of Engineering        market and is listed on the NASDAQ
and Applied Sciences, State               National Market System under the
University of New York at Stoneybrook     symbol KTCC.  The closing price of
                                          the stock on June 30, 1995 was
Clarence W. Spangle                       $16.00.  As of July 30, 1995, the
Former Chairman of Memorex and Former     company had 1,641 shareholders of
President of Honeywell Information        record.  The company's current line
Systems                                   of credit agreement contains a
                                          covenant which prohibits the
William E. Terry                          declaration or payment of dividends.
Executive Vice President and Director     The company has never paid a cash
of Hewlett-Packard Company                dividend and does not anitcipate
                                          payment of dividends on its Common
Fred Wenninger                            Stock in the foreseeable future.
President and Chief Executive Officer
                                          10-K REPORT
Lewis G. Zirkle                           A copy of the company's report on SEC
Retired Chairman of Key Tronic            Form 10-K may be obtained by request
Corporation                               from the Acting Secretary:
                                          Key Tronic Corporation
                                          P.O. Box 14687
                                          Spokane, WA 99214-0687
                                          509/928-8000